Stem Holdings, Inc.

2201 NW Corporate Blvd.

Suite 205

Boca Raton, FL 33431

January 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re: Stem Holdings, Inc.
Registration Statement on Form 4
Filed December 28, 2020
File No. 333-251761

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated January 12, 2021 addressed to Mr. Adam Berk, the Company’s Chief Executive Officer, with respect to the Company’s filing of the document indicated above.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response.

Registration Statement on Form S-4

Cover Page

1.	We note your statement that your board recommends that Stem shareholders adopt the merger agreement; however, it does not appear from the disclosure that Stem shareholders are voting on the merger. Please revise or advise.

COMPANY RESPONSE:

We have revised our disclosure on the cover to delete any reference to Stem Holdings, Inc. shareholder approval of the Merger (and any recommendations related thereto) and have limited references to shareholder approval on Stem’s side to the approval by the one shareholder of Stem Driven Acquisition, Inc. (SDA).

Questions and Answers about the Merger, page 1

2.	Please clarify the status of the transaction being registered on this Form S-4 that has not been declared effective. In this regard, we note your press release dated December 30, 2020 that the merger has closed. If so, please provide a legal analysis as to how the transaction complied with the requirements of Section 5 of the 1933 Act.

COMPANY RESPONSE:

We confirm that no Stem shares have been or will be issued in respect of the Merger until the Registration Statement on Form 4 is declared effective. In this regard, on December 28, 2020, the parties to the Merger Agreement executed the First Amendment to Agreement and Plan of Reorganization (attached as Exhibit No. 2.2 to Amendment No. 1 to the Registration Statement) which specifically provides for certain Post-Closing Conditions to the Merger Agreement as follows:

“6.5 Post-Closing Conditions. Notwithstanding the earlier closing of the Merger transactions, the following post-closing conditions shall be satisfied prior to the issuance of any shares by STEM pursuant to the Merger and cessation of trading in the shares of DRVD:

(a)	The Registration Statement on Form S-4 filed by STEM on December 28, 2020 shall become effective as to the STEM shares issued in the Merger transaction; and

(b)	The Corporate Actions included in the Issuer Related Corporate Action Notification filed by DRVD on or about December 21, 2020 shall have been reviewed and the requested actions authorized by FINRA (or its equivalent).”

We have amended our disclosure in Amendment No. 1 to incorporate these details and include the First Amendment to the Merger Agreement as an exhibit.

The Merger

Background of the Merger, page 56

3.	Please expand this section to discuss the following:

●	Which party initiated the deal?
●	Why did the parties decide to merge at this time?
●	What process did the board undertake in arriving at its decision to enter into the merger?

●	How did the board address any potential conflicts of interest?
●	Did the parties consider or pursue any alternate transactions? If not, why? If so, what factors led the board to choose this transaction over any others?
●	What were the material terms agreed to in the non-binding letter of intent to merge?
●	How were the deal value and the pricing mechanism determined?
●	How were the material terms of the merger negotiated from the non-binding letter of intent until the execution of the merger agreement? For example, what was proposed by one party with respect to the deal value and other material terms and agreed to by the other party or was a counteroffer made? If there was a counteroffer, how did the parties come to an agreement on the final material term?

COMPANY RESPONSE:

The following is responsive to your comment:

● Which party initiated the deal?

The Chief Executive Officer of Stem Holdings, Inc., Adam Berk, has been a board member of Driven Deliveries, Inc since April 2019. As such, while Stem and Driven have historically had differing business plans, it was determined at a Driven Board Meeting in February 2020 that there was a natural overlap and synergy between the companies, without being directly compertitive. From February 2020, the two companies, through their senior management, engaged in a direct and ongoing dialog regarding a potential business combination.

● Why did the parties decide to merge at this time?

As the industry matures, it has been rapidly consolidating as smaller players find themselves at a competitive disadvantage to larger competitors. The business model of Driven was focused primarily on California and the development of a direct-to-consumer retailer model. As Driven sought to expand outside of California there was a projected 6 to 12 month time span required to find, compete, acquire and build out the license and infrastructure to commence deliveries in states outside of California. In this regard, Driven was seeking to geographically expand its technology & logistics platform though a joint venture or merger to accelerate growth.

Stem commenced its operations in 2018 as a holding company for real estate assets and then sought to quickly expanded into retail operations, brand development from seed to retailer. Stem achieved its early growth thorugh acquisition of companies in cultivation, manufacturing, distribution and retail. At this time, Stem currently owns retail licenses in Oregon, Oklahoma, Nevada, Massachusetts, and California. Due to the COVID-19 pandemic, Stem retail stores started the process of adding a delivery service to its dispensaries. Notwithstanding, Stem found that it did not possess the technology, systems and expertise to effectively manage a profitable delivery service, given both the employees and the technology integration is required.

Management of Stem and Driven realized that the merger of the two entities provided very little overlap in terms of existing businesses and is complementary in terms of how the separate businesses can work together. Driven is able to rapidly deploy its delivery and logistics technology into other states where Stem already has licenses and Stem can gain a large retail footprint in California and the technology to expand delivery into its existing retail licenses. The newly combined company (Driven by Stem) can become one of the only fully horizontally icompanies in the market, with the ability to grow, cultivate, manufacture, package, and sell via retail or deliver to a customer’s doorstep. Additionally both companies are small micro-cap public companies and the ability to cut the overhead costs and obtain better access to the capital markets was a motivating factor. Additionally, Stem was listed on the Canadian Stock Exchange in addition to the OTCQX, which provides additional liquidity which Driven lacked.

● What process did the board undertake in arriving at its decision to enter into the merger?

Both companies completed and extensive due diligence. Prior to executing the Merger Agreement, Stem retained Dentons Canada LLP to review all of Driven’s financials and constituent documents in order to provide a comprehensive assessment of the financials and legal standing of Driven.

At the time this was happening, Stem had engaged a large Canadian investment banking concern with respect to a proposed major financing and it was agreed that the addition of Driven would make a far more compelling investment scenario.

Following this due diligence review, the parties agreed that it made sense to proceed to iron out the details of a prospective merger.

● How did the board address any potential conflicts of interest?

The only conflict of interest identified in this process was the participation of Adam Berk (Stem’s CEO) on the Board of Directors of Driven. For this reason, Mr. Berk abstained from all Driven Board actions taken with respect to the prospective merger.

● Did the parties consider or pursue any alternate transactions? If not, why? If so, what factors led the board to choose this transaction over any others?

During early 2020, both Stem and Driven considered various alternative transactions. Specifically, in January 2020 Driven signed an initial letter of intent with a distributor and in April 2020 Driven signed a letter of intent to acquire a company with a chain of retail operations. Notwithstanding, each of these potential acquisitions involved private companies with due diligence issues related to unaudited financial statements and inadequate documentation related to their businesses. The transaction between Stem and Driven made sense because both companies are subject to applicable SEC reporting requirements and have proper USGAAP financial statements audited by PCAOB-registered accounting firms. In the view of both companies, no comparable business transactions were available in the market.

● What were the material terms agreed to in the non-binding letter of intent to merge?

The September 2020 Non-Binding Letter of Intent between Stem and Driven generally reflected the final terms agreed in the Merger Agreement. In addition to those terms, Driven advanced a loan to Stem in the principal amount of $500,000 to be used by Stem to complete a dispensary build-out in Massachusetts.

● How were the deal value and the pricing mechanism determined?

At all times, the parties considered the proposed transaction to be a “merger of equals” and, as a result, agreed on a share exchange of one Stem Common Share for each Common Share of Driven. This was based on the fact that both companies had similar market capitalizations and revenues in their most recently reported periods. Theere was never any serious dispute as to the fairness of these terms.

● How were the material terms of the merger negotiated from the non-binding letter of intent until the execution of the merger agreement? For example, what was proposed by one party with respect to the deal value and other material terms and agreed to by the other party or was a counteroffer made? If there was a counteroffer, how did the parties come to an agreement on the final material term?

Since all parties saw the transaction as a merger of equals from the beginning, there was never any serious negotiation as to the pricing and deal value of the transaction. In the end, the Merger Agreement terms generally tracked to the Non-Binding Term Sheet. Initially, the Letter of Intent contemplated that Stem would merge into Driven, this approach was reversed because it became apparent that much of the ongoing funding for the combined businesses would come from Canada and Stem was listed in the Canadian Stock Exchange, thereby providng additional liquidity to these investors.

We have amended our disclosure in Amendment No. 1 to incorporate these details.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Stem Holdings, Inc.

By:	/s/ Adam Berk
Adam Berk
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.